Contact

www.linkedin.com/in/linda-hand-000736 (LinkedIn)

Top Skills

Management
Mergers & Acquisitions
Strategic Planning

Linda Hand

CEO, Elemeno Health
San Francisco Bay Area

Summary

Elemeno modernizes healthcare training and empowers frontline teams through its intuitive, cloud-based platform, customized to specific needs of the hospital or unit. Elemeno streamlines training and communication, enables best practices, and empowers frontline staff with just-in-time access to critical information. For frontline teams, Elemeno is a game changer.

Experience

Elemeno Health

Chief Executive Officer
November 2023 - Present (9 months)
San Francisco, CA

Break into the Boardroom (BiB)

Member
2019 - Present (5 years)

Cardinal Analytx Solutions

5 years 11 months

Chief Executive Officer
September 2018 - Present (5 years 11 months)
Palo Alto, CA

Chief Executive Officer
September 2018 - June 2023 (4 years 10 months)
Palo Alto, CA

Prealize, formerly known as Cardinal Analytx Solutions, connects tomorrow's predictive insights to today's most effective actions. We are committed to transforming healthcare from reactive to proactive, so that more people can live healthier lives.

Self Employed

Free Agent

June 2023 - December 2023 (7 months)
San Francisco, California, United States

IQVIA
General Manager, Clinical Trial Optimization Solutions
April 2012 - September 2018 (6 years 6 months)
San Francisco, CA

General Manager for Clinical Trial Optimization Solutions within the Clinical Technology division of IQVIA, the Human Data Science company - the leading provider of information, services and technology for the healthcare industry around the world.

DecisionView
7 years 1 month

President and CEO
January 2011 - April 2012 (1 year 4 months)

Responsible for leading the strategic growth of the company and delivering value to its customers. Involved in corporate stategy, product strategy, business development, customer and partner relations while managing day to day operations of the business.

President and COO
April 2005 - February 2011 (5 years 11 months)

Responsible for day-to-day operations of the company, managing all functional areas of the business and implementing the strategic goals and objectives of the company.

Various venture-backed companies
Management Consultant
2004 - April 2005 (1 year)

As an independent consultant, provided strategic planning, product assessment and planning services to emerging companies and venture capital firms. Successfully mentored and hired key personnel and provided interim leadership for those fast-paced companies.

DigitalThink / Convergys
VP Development
1999 - 2004 (5 years)

Led development and delivery of all custom e-learning solutions. Created a distributed development organization with teams in San Francisco, 3 sites in

India (Bangalore, Hyderabad and Kolkata, resulting from 2 acquisitions, LBI and TCT, the year prior), and Cincinnati, OH (from the acquisition of Horn Interactive in April 2003). Also led development and delivery of the technical architecture upon which all customer solutions were delivered. Implemented engineering, project, release management and HR disciplines.

Arbor Software (Hyperion Solutions)
VP Product Development
1997 - 1999 (2 years)

Built an entirely new organization to develop and deliver Arbor Software Tools and Applications components. Transitioned the company from a single product to multiple product mentality. In one year, delivered 2 versions each of Essbase Web Gateway, Essbase Objects, Essbase Adjustments and Beta of a new product, Arbor Integration Server. Acquired AppSource in Orlando, FL and managed that team to deliver 5 new versions of WIRED for OLAP as well as integrated functionality with Arbor Essbase. After merging the organization and product strategies with Hyperion Software applications, led the Budgeting and Planning Applications Product Development in Foster City, CA.

Sybase Inc
Senior Manager
1990 - 1997 (7 years)

Directed all development efforts for a major portion of the SQL Server Development team, SQL Server Store. Responsible for managing the implementation and delivery of Row-Level Locking in the SQL Server, from inception to Alpha delivery. Continuously improved the engineering process at Sybase (for ISO 9001 certification). Created procedures, work instructions and metrics to facilitate this.

Tolerant Systems (Veritas)
Software Engineer
1986 - 1989 (3 years)

BTI Computer Systems
Software Engineer
1983 - 1986 (3 years)

Education

University of California, Berkeley

BA, Computer Science · (1980 - 1983)

UC Santa Barbara

· (1978 - 1980)